EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
55 Adelaide St. E., Suite 410
Toronto, Ontario M5C 1K6 CANADA
TEL: (416) 866-2200
FAX: (416) 361-1333

DELIVERED BY FAX 1-202-772-920[redacted]

July 18, 2006

Mr. Elliott Staffin, Esq.
Office of International Corporate Finance
Room 3628
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A. 20549

Re: **Rule 12g3-2(b) Filings**
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of attached Material Change Report

Dear Sir:

Please find enclosed a copy of Champion's Material Change Report filed on July 14, 2006.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly,
Champion Natural Health.com Inc.

Thomas Larsen
President

MATERIAL CHANGE REPORT **EXEMPTION NUMBER 82-4485**

Section 75(2) of the *Securities Act* (Ontario)
Section 146(1)(b) of the *Securities Act* (Alberta)

Item 1. Name and Address of Company

CHAMPION NATURAL HEALTH.COM INC.
55 Adelaide Street East, Suite 410
Toronto, ON
M5C 1K6
Telephone: (416) 866-2200
Facsimile: (416) 361-1333

Item 2. Date of Material Change

July 13, 2006

Item 3. News Release (including date and method of dissemination)

A new release was issued via CCNMatthews on July 13, 2006.

Item 4. Summary of Material Change

CHAMPION NATURAL HEALTH.COM INC. announced today that it has set August 29, 2006 as the date for its upcoming annual and special shareholders' meeting. The board of directors of the Corporation is proposing items of special business at the Meeting which require shareholder approval.

Item 5. Full Description of Material Change

CHAMPION NATURAL HEALTH.COM INC. (CNQ - CHPG.U) ("Champion" or the "Corporation") announced that it has set August 29, 2006 as the date for its upcoming annual and special shareholders' meeting (the "Meeting"). The board of directors of the Corporation is proposing items of special business at the Meeting, including a share consolidation and a name change, both of which require shareholder approval.

Shareholders will be asked at the Meeting to approve a conversion of each of the outstanding multiple voting shares into a fixed number of subordinated voting shares, followed by a consolidation (the "Consolidation") of all outstanding shares of Champion on the basis of up to six old shares of Champion for one new common share of Champion ("Post Consolidated Shares), with the actual Consolidation ratio to be determined by the board of directors of Champion following the Meeting. Shareholders will also be asked to approve a change in the name of the Corporation to Champion Metals Inc., or such other name as may be approved by the board of directors of the Corporation and applicable regulatory authorities.

Champion also announced that it has entered into an option agreement (the "Option Agreement") with Copper Hill Resources Inc. ("Copper Hill"), a private company partly owned by Akkerman Exploration B.V., pursuant to which the Corporation has the option to acquire a 70% interest in a mineral exploration property, the Powderhorn Lake Project (the "Powderhorn Property"). The Powderhorn Property consists of a total of 115 claims covering an area of 29 square kilometers situated in the Buchans-Robert's Arm Belt, in Central Newfoundland, Canada. It is approximately 40 km to the NE of, and on strike with, the renowned Buchans Mine VMS deposits which produced 16.2 million tonnes from 5

orebodies with average mill head grades of 14.5%Zn, 7.6%Pb, 1.3%Cu, 126 g/t Ag and 1.4 g/t Au (source: J.G. Thurlow, 1990).

Pursuant to the Option Agreement, Champion has the option to acquire a 70% interest in the Powderhorn Property by: i) paying $50,000 to Copper Hill; ii) incurring exploration expenditures of $1,000,000 on the Powderhorn Property on or before the third anniversary of the execution date of the Option Agreement in the following yearly increments: $200,000 in year one, $300,000 in year two, and $500,000 in year three; and iii) issuing and delivering to Copper Hill 600,000 Post Consolidated Shares as follows: 100,000 shares upon completion of the Consolidation, 150,000 shares before the first anniversary of the Option Agreement, 250,000 shares before the second anniversary of the Option Agreement, and 100,000 shares before the third anniversary of the Option Agreement; or upon completion of exploration expenditures required pursuant to the Option Agreement, or promptly after an economic discovery as evidenced by a pre-feasibility study has been made on the Powderhorn Property.

The Powderhorn Property is currently encumbered with a 2.85% Net Smelter Royalty ("NSR"), owned by various parties, of which 1.85% can be purchased by the joint venture participants for $2,300,000 to reduce the NSR to 1.0%.

VMS-style mineralization was discovered on the Powderhorn Property in 1999 along the shores of the Powderhorn Lake, and also along new logging roads which were opened up in the surrounding property. Surface sampling and shallow drilling conducted by Copper Hill and Billiton Resources Canada Inc. ("Billiton") in 1999 and 2001 (average 100m deep) outlined altered and mineralized felsic volcanics, outcropping over an area of 2 by 1 km. Mineralization consists of both exhalative, massive zinc-rich layers with grades up to 9% zinc in chip samples from surface float and feeder-type, copper and gold mineralization assaying up to 3.1% copper and 3.5 g/t Au over 0.5m at a depth of 36m in drill core from one of the holes drilled by Billiton (source: D.H.C. Wilton, March 25, 2002, Geological Report Powderhorn Lake Property). Mineralization is open in all directions.

Future exploration work will be aimed at locating the centre of the stockwork copper-gold mineralization emplaced in the pile of felsic volcanics and massive sulphide lenses hosted by the overlying mineralized black shales.

The completion of the Option Agreement is subject to the receipt of all necessary regulatory approvals.

The Corporation also announced that following the conversion, consolidation and name change, it intends to proceed with a private placement of post-consolidation shares (the "Private Placement"). The Corporation intends to use the proceeds from the Private Placement as general working capital and to complete the initial phase of the exploration program on the Powderhorn Property. The Corporation may also issue post-consolidation shares at the same price and terms as set in the Private Placement to settle outstanding debts of up to $200,000.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Thomas G. Larsen, President and CEO
(416) 866-2200.

Item 9. Date of Report

This report is dated as of the 13th day of July, 2006.